Exhibit 99.1

Corporate News

CIBC completes acquisition of PrivateBancorp

Creates a strong cross-border platform to deepen client relationships

TORONTO, June 23, 2017 — CIBC (TSX: CM) (NYSE: CM) today announced that it has completed the acquisition of Chicago-based PrivateBancorp, Inc. and its subsidiary, The PrivateBank.

“Today marks an exciting new chapter for both CIBC and The PrivateBank,” said Victor Dodig, President and CEO, CIBC. “By combining the resources, capabilities and the talented teams of our two organizations, we are creating a strong cross-border platform for CIBC to serve a broader range of clients and deliver growth to our shareholders. We are delighted to welcome The PrivateBank’s 1,300 team members to the CIBC family. Our shared passion and commitment to fostering a client-first culture, will serve us well as we work to build integrated U.S. businesses and establish CIBC as a strong, innovative relationship-oriented North American bank.”

Based on the closing price on the New York Stock Exchange of CIBC’s common shares on June 22, 2017 of US$80.95, the total transaction value is approximately US$5.0 billion and will be paid with approximately US$2.4 billion in cash and approximately 32.3 million CIBC shares.  CIBC expects the transaction will be accretive to earnings per share within three years.

The U.S. region will operate under a unified CIBC brand, with rebranding activities beginning in the fiscal fourth quarter.  Beginning in the fiscal third quarter, CIBC will report financial results for its U.S. region as a separate Strategic Business Unit.

As previously announced, Larry Richman will lead CIBC’s U.S. region as Senior Executive Vice-President and Group Head, U.S. Region, and President & CEO, The PrivateBank, and will remain president and chief executive officer of The PrivateBank.

“On behalf of The PrivateBank team, we are delighted to be joining CIBC,” said Mr. Richman. “From the very beginning, this transaction was about giving us added financial strength and the benefits of a larger banking enterprise to do more for our clients and our communities. This new combination will, over time, allow us to build a premier North American bank to deliver a broader set of products and services through our differentiated, relationship-based approach.”

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

Forward-Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statements about the expected effects of the acquisition of PrivateBancorp by CIBC including any expected impact on CIBC’s earnings, Common Equity Tier 1 ratio or other statements other than in relation to historical facts, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies of PrivateBancorp and CIBC and the regulatory environment in which they operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”.  By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the SEC, and are subject to inherent risks and uncertainties that may be general or specific.  A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements.  These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the merger between PrivateBancorp and CIBC will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by

PrivateBancorp and CIBC with the SEC.  Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our stockholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.

For further information: Investors: John Ferren, john.ferren@cibc.com, 416-980-2088; Alice Dunning, alice.dunning@cibc.com, 416-861-8870; Media: Caroline Van Hasselt, caroline.vanhasselt@cibc.com, 416-784-6699